Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated to be effective as of the 19th day of December, 2016, by and between MAINSOURCE FINANCIAL GROUP, INC., an Indiana corporation (“MainSource”), and FCB BANCORP, INC., a Kentucky corporation (“FCB”).

W I T N E S S E T H:

WHEREAS, MainSource is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Greensburg, Decatur County, Indiana; and

WHEREAS, FCB is a Kentucky corporation registered as a financial holding company under the BHC Act, with its principal office located in Louisville, Jefferson County, Kentucky; and

WHEREAS, MainSource and FCB seek to affiliate through a corporate reorganization whereby FCB will merge with and into MainSource; and

WHEREAS, following the merger of FCB with and into MainSource, MainSource intends to cause The First Capital Bank of Kentucky (“First Capital”), a Kentucky banking corporation and the current wholly-owned subsidiary of FCB, to be merged with and into MainSource Bank (“MainSource Bank”), an Indiana chartered commercial bank and the wholly-owned subsidiary of MainSource; and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger; and

WHEREAS, all of the members of the Board of Directors of FCB have agreed to execute and deliver to MainSource a voting agreement substantially in the form attached hereto as Exhibit A.

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of FCB with and into MainSource, and the mode of carrying such merger into effect as follows:

ARTICLE I.  THE MERGER

1.01        The Merger.

(a)           General Description.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX hereof), FCB shall merge with and into MainSource (the “Merger”). MainSource shall survive the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Kentucky Business Corporation Act and the Indiana Business Corporation Law, as amended.

(b)           Name, Officers and Directors.  The name of the Surviving Corporation shall be “MainSource Financial Group, Inc.” Its principal office shall be located at 2105 North State Road 3 Bypass, Greensburg, Indiana. The officers of MainSource serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of MainSource at the Effective Time until their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.

(c)           Articles of Incorporation and By-Laws.  The Articles of Incorporation and By-Laws of MainSource in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

(d)           Effect of the Merger.  At the Effective Time, the title to all assets, real estate and other property owned by FCB shall vest in the Surviving Corporation as set forth in KRS 271B.11-060 and in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of FCB shall be assumed by the Surviving Corporation as set forth in KRS 271B.11-060 and in Indiana Code Section 23-1-40-6, as amended.

(e)           Integration.  At the Effective Time and subject to the terms and conditions of this Agreement, the parties hereto currently intend to effectuate, or cause to be effectuated, the Merger, pursuant to Articles of Merger filed with the Kentucky Secretary of State and the Indiana Secretary of State. The parties agree to cooperate and to take all reasonable actions prior to or following the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger.

(f)            Certain Subordinated Debt.  At the Effective Time, MainSource will expressly assume the due and punctual payment of the principal of and any premium and interest on the FCB Bancorp, Inc., 6.00% Subordinated Notes Due October 15, 2025 according to their terms, and the due and punctual performance of all covenants and conditions thereof on the part of FCB to be performed or observed.

1.02        Reservation of Right to Revise Structure.  At MainSource’s election, the Merger may alternatively be structured so that (a) FCB is merged with and into any other direct or indirect wholly-owned subsidiary of MainSource or (b) any direct or indirect wholly-owned subsidiary of MainSource is merged with and into FCB; provided, however, that no such change shall (x) alter or change the amount or kind of the Merger Consideration (as hereinafter defined) or the treatment (including, without limitation, the tax treatment) of the holders of common stock, $1.00 par value per share, of FCB (“FCB Common Stock”), (y) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(h) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03, or (z) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

1.03        Tax Free Reorganization.  MainSource and FCB intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.

1.04        Absence of Control.  Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that neither MainSource nor FCB by reason of this Agreement shall be deemed (until consummation of the transactions contemplated here) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as such term is defined below) and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

ARTICLE II.
MANNER AND BASIS OF EXCHANGE OF STOCK

2.01        Consideration.

(a)           Subject to the terms and conditions of this Agreement, at the Effective Time, each share of FCB Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held as treasury stock of FCB, (ii) shares held directly or indirectly by MainSource, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any, and (iii) Dissenting Shares) (the “FCB Outstanding Stock”) shall become and be converted, in accordance with the procedures set forth in Section 2.04 below, into the right to receive in accordance with this Article:

(i)            0.9 shares (subject to adjustment as set forth elsewhere in this Agreement, the “Exchange Ratio”) of common stock, no par value, of MainSource (the “MainSource Common Stock”) (the consideration set forth in this Section 2.01(a)(i) being referred to in this Agreement as the “Stock Consideration”); and

(ii)           $7.00 in cash (the “Cash Consideration”).  The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(b)           Simultaneously with the execution of this Agreement, FCB shall secure an option cancellation agreement from each holder of an FCB Stock Option (as defined in Section 3.14(a)(iv)) providing that, as of the Effective Time, all outstanding and unexpired FCB Stock Options will become fully vested and be converted into the right to receive an amount of cash equal to the product of (i) the difference (if positive) between (A) the per share Merger Consideration, minus (B) the exercise price of such FCB Stock Option, multiplied by (ii) the number of shares of FCB Common Stock subject to such FCB Stock Option.  For purposes of this Section 2.01(b), the Stock Consideration component of the Merger Consideration referred to in sub-part (A)(i) of this Section 2.01(b) shall be valued at an amount equal to the product of (y) 0.9 and (z) the average of the daily closing sales prices of a share of MainSource Common Stock as reported on the NASDAQ for the 10 consecutive trading days ending on the third business day preceding the Closing Date (the “10 Day Average”).  At or prior to the Effective Time, FCB shall pay the FCB Stock Option holder the cash payments described in this Section 2.01(b) less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign tax law with respect to the making of such payment.

2.02        Rights as Shareholders; Stock Transfers.  At the Effective Time, holders of FCB Common Stock shall cease to be, and shall have no rights as, shareholders of FCB, other than the right to receive any dividend or other distribution with respect to such FCB Common Stock with a record date occurring prior to the Effective Time. After the Effective Time, there shall be no transfers on the stock transfer books of FCB of shares of FCB Common Stock.

2.03        Fractional Shares.  Notwithstanding any other provision in this Agreement, no fractional shares of MainSource Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, MainSource shall pay to each holder of FCB Common Stock who otherwise would be entitled to a fractional share of MainSource Common Stock an amount in cash (without interest) determined by multiplying such fraction by the 10 Day Average.

2.04        Exchange Procedures.

(a)           At and after the Effective Time, each certificate representing shares of FCB Common Stock shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement.

(b)           At or prior to the Effective Time, MainSource shall reserve a sufficient number of shares of MainSource Common Stock to be issued as part of the Merger Consideration. As promptly as practicable after the Effective Time, but in no event more than five business days thereafter, MainSource shall cause the Exchange Agent to mail to each holder of FCB Common Stock a letter of transmittal, in a form reasonably acceptable to MainSource and FCB, providing instructions as to the transmittal to the Exchange Agent of certificates representing shares of FCB Common Stock and the issuance of shares of MainSource Common Stock in exchange therefor pursuant to the terms of this Agreement.  The “Exchange Agent” shall be Computershare, Inc., or such other bank or trust company as may be agreed to by MainSource (which may be an affiliate of MainSource) and FCB, to effect the payment of the Merger Consideration to holders of FCB Common Stock pursuant to this Agreement.

(c)           MainSource shall cause (i) a check in the amount of cash that each holder of FCB Common Stock has the right to receive pursuant to Section 2.01, (ii) a certificate representing that number of whole shares of MainSource Common Stock that each holder of FCB Common Stock has the right to receive pursuant to Section 2.01, and (iii) a check in the amount of any cash in lieu of fractional shares or dividends or distributions which such holder shall be entitled to receive, to be delivered to such shareholder within five business days after receipt by MainSource or the Exchange Agent (as applicable) of certificates representing such shares of FCB Common Stock (“Old Certificates”) (or bond or other indemnity satisfactory to MainSource if any of such certificates are lost, stolen or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, in the form and substance reasonably satisfactory to MainSource and FCB.  No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive pursuant to this Article II upon such delivery.

(d)           No dividends or other distributions on MainSource Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of FCB Common Stock converted in the Merger into the right to receive shares of such MainSource Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Section 2.04. After becoming so entitled in accordance with this Section 2.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of MainSource Common Stock such holder had the right to receive upon surrender of the Old Certificate.

(e)           The stock transfer books of FCB shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of FCB of any shares of FCB

Common Stock. If, after the Effective Time, Old Certificates are presented to MainSource, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.04.

(f)            MainSource shall be entitled to rely upon FCB’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, MainSource shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability with respect to any claims thereto.

(g)           If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and the posting by such Person of a bond or other indemnity satisfactory to MainSource as indemnity against any claim that may be made against it with respect to such Old Certificate, MainSource will issue in exchange for such lost, stolen, or destroyed Old Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.01 hereof.

(h)           Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of FCB Common Stock that are held as treasury stock of FCB or owned by MainSource (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist and no stock of FCB or other consideration shall be exchanged therefor.

(i)            Notwithstanding the foregoing, no party hereto shall be liable to any former holder of FCB Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.05        Anti-Dilution Adjustments.  If MainSource changes (or establishes a record date for changing) the number of shares of MainSource Common Stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding MainSource Common Stock, and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be adjusted so the shareholders of FCB at the Effective Time shall receive Merger Consideration that produces the same economic effect as contemplated by this Agreement prior to such action. No adjustment shall be made for the holders of shares of FCB Common Stock under this Section 2.05 solely as a result of MainSource issuing additional shares of MainSource Common Stock provided it receives fair market value consideration for such shares or such shares are issued in connection with the MainSource Plans (as hereinafter defined) consistent with past practice with respect to such issuances.

2.06        Dissenting Shares.  Shares of FCB issued and outstanding immediately prior to the Effective Time and which are held by persons who have properly exercised, and not withdrawn or waived, appraisal rights with respect thereto (the “Dissenting Shares”) in accordance with KRS 271B.13-250 of the Kentucky Business Corporation Act (the “KBCA”), will not be converted into the right to receive the Merger Consideration, and holders of such shares of FCB Common Stock will be entitled, in lieu thereof, to receive payment of the appraised value of such shares of FCB Common Stock in accordance with the provisions of the KBCA unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the KBCA. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of FCB Common Stock will thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration, without any interest thereon. FCB will give MainSource prompt notice of any demands received by FCB for appraisal of shares of FCB Common Stock. Prior to the Effective Time, FCB will not, except with prior consent of MainSource, make any payment with respect to, or settle or offer to settle, any such demands.

2.07        Preservation of Tax-Free Reorganization.  Notwithstanding anything in this Agreement to the contrary, if the tax opinions referred to in Sections 7.01(h) and 7.02(h) cannot be rendered (as reasonably determined, in each case, by Smith Amundsen LLC) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then if agreed to by MainSource and FCB, the Exchange Ratio shall be increased to the minimum extent necessary to enable such tax opinions to be rendered.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FCB

On or prior to the date hereof, FCB has delivered to MainSource a schedule (the “FCB Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V.

For the purpose of this Agreement, and in relation to FCB, a “Material Adverse Effect” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), prospects, value or business of FCB and its Subsidiaries (as such term is defined below) taken as a whole, or (ii) would materially impair the ability of FCB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP (as defined below) or regulatory accounting requirements applicable to banks or their holding companies generally, (c) effects of any action or omission taken with the prior written consent of MainSource, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (e) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement, on the business, financial condition or results of operations of FCB and its Subsidiaries, and (f) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided, that without regard to any other provision of this Agreement, and without limiting other events or circumstances that may constitute a “Material Adverse Effect”, a “Material Adverse Effect” shall be deemed to have occurred in the event of the imposition of a formal regulatory enforcement action against FCB or First Capital following the date of this Agreement which would not be terminated upon a merger on terms reasonably satisfactory to MainSource and MainSource Bank.

For the purpose of this Agreement, and in relation to FCB and its Subsidiaries, “knowledge” means those facts that are actually known by the directors and executive officers of FCB and its Subsidiaries, or would reasonably be expected to have come to the attention of the directors and executive officers of FCB and its Subsidiaries based upon their periods of service and positions with FCB and its Subsidiaries without investigation. Additionally, for the purpose of this Agreement, and in relation to FCB, its “Subsidiaries” shall mean any entity which is required to be consolidated with FCB for financial reporting purposes pursuant to United States generally accepted accounting principles (“GAAP”).  “Executive officer” for purposes of this Agreement, and in relation to FCB and its Subsidiaries, shall mean H. David Hale, Brian G. Karst, and Adam M. Davis.

Accordingly, FCB hereby represents and warrants to MainSource as follows, except as set forth in its Disclosure Schedule:

3.01        Organization and Authority.

(a)           FCB is a corporation duly organized and validly existing under the laws of the Commonwealth of Kentucky and is a registered financial holding company under the BHC Act. FCB has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. FCB has previously provided MainSource with a complete list of its Subsidiaries. Except for its Subsidiaries, FCB owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b)           First Capital is a bank chartered and existing under the laws of the Commonwealth of Kentucky. First Capital has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth on the list previously provided to MainSource, and except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted, First Capital owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c)           Each of FCB’s Subsidiaries other than First Capital is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

3.02        Authorization.

(a)           FCB has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.02(e) and (f) hereof. As of the date hereof, FCB is not aware of any reason why the approvals set forth in Section 7.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(e). This Agreement and its execution and delivery by FCB have been duly authorized and approved by the Board of Directors of FCB and, assuming due execution and delivery by MainSource, constitutes a valid and binding obligation of FCB, subject to the fulfillment of the conditions precedent set forth in Section 7.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)           Except as set forth in Section 3.02(b) of the FCB Disclosure Schedule, neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of FCB or the charter documents of any of FCB’s Subsidiaries; (ii) conflicts with or violates any applicable local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a material breach of or constitutes a material default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which FCB or any of its Subsidiaries is a party or by which FCB or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than MainSource) or any other adverse interest, upon any right, property or asset of FCB or any of its Subsidiaries which would have a Material Adverse Effect on FCB; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which FCB or any of its Subsidiaries is bound or with respect to which FCB or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits, except, with respect to (ii)-(v), to the extent such conflict, violation, breach, termination or right would not reasonably be expected to have a Material Adverse Effect on FCB.

(c)           Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by FCB.

3.03                        Capitalization.

(a)           The authorized capital stock of FCB as of the date hereof consists, and at the Effective Time will consist, of 3,000,000 shares of capital stock, consisting of (i) 2,500,000 authorized shares of FCB Common Stock, of which 1,558,507 shares are issued and outstanding as of the date hereof, and (ii) 500,000 shares of preferred stock, of which 0 shares are issued and outstanding as of the date hereof.  Additionally, options to purchase 10,000 shares of FCB Common Stock were issued to H. David Hale and are outstanding and fully-vested under FCB’s Stock Option Plan (the “FCB Stock Option Plan”).  The issued and outstanding shares of FCB Common Stock have been duly and validly authorized by all necessary corporate action of FCB, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former FCB shareholder. Except as set forth in the FCB Disclosure Schedule, FCB has no capital stock authorized, issued or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of FCB Common Stock. Each share of FCB Common Stock is entitled to one vote per share. A description of the FCB Common Stock is contained in the Articles of Incorporation of FCB.

(b)           All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary are owned by FCB or First Capital free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c)           Except as set forth in Section 3.03(a) and on the FCB Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of FCB Common Stock or any of FCB’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of FCB or its Subsidiaries, by which

FCB is or may become bound. FCB does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of FCB Common Stock. To the knowledge of FCB, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of FCB or its Subsidiaries.

(d)           Set forth on the FCB Disclosure Schedule is a list of the name and address of any Person which, to FCB’s knowledge, beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) 5% or more of the outstanding shares of FCB Common Stock.

3.04        Organizational Documents.  The Articles of Incorporation and By-Laws of FCB and any similar governing documents for each of FCB’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to MainSource.

3.05        Compliance with Law.

(a)           None of FCB or any of its Subsidiaries is currently in violation of, and since January 1, 2013, none has been in violation of, any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body (collectively, the “Law”), except where such violation would not have a Material Adverse Effect. FCB and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their businesses without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to MainSource at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

(b)           All of the existing offices and branches of First Capital have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect. First Capital has no approved but unopened offices or branches.

3.06        Accuracy of Statements Made and Materials Provided to MainSource.  No representation, warranty or other statement made, or any information provided, by FCB in this Agreement or in the FCB Disclosure Schedule (and any update thereto), and no written information that has been or will be provided by FCB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to FCB’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or in the proxy statement-prospectus, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by FCB with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by MainSource specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

3.07        Litigation and Pending Proceedings.  Except as set forth in the FCB Disclosure Schedule:

(a)           There are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against FCB or any of its Subsidiaries or, to the knowledge of FCB or any of its Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against FCB or any of its Subsidiaries, except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on FCB. FCB does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against FCB or any of its Subsidiaries that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on FCB or MainSource.

(b)           Neither FCB nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of FCB, under governmental investigation with respect to, any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or, to the knowledge of FCB, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

3.08        Financial Statements and Reports.

(a)           FCB has delivered to MainSource copies of the following financial statements and reports of FCB and its Subsidiaries, including the notes thereto (collectively, the “FCB Financial Statements”):

(i)            Consolidated Balance Sheets and the related Consolidated Statements of Earnings and Consolidated Statements of Changes in Shareholders’ Equity of FCB as of and for the fiscal years ended December 31, 2015, 2014 and 2013;

(ii)           Consolidated Statements of Cash Flows of FCB for the fiscal years ended December 31, 2015, 2014 and 2013; and

(iii)          Call Reports (“Call Reports”) for First Capital as of the close of business on December 31, 2015, 2014 and 2013.

(b)           The FCB Financial Statements present fairly in all material respects the consolidated financial position of FCB as of and at the dates shown and the consolidated results of operations, cash flows and changes in shareholders’ equity for the periods covered thereby and are complete and correct in all material respects, and represent bona fide transactions, and have been prepared from the books and records of FCB and its Subsidiaries. The FCB Financial Statements described in clauses (a)(i) and (a)(ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)           Since December 31, 2015, on a consolidated basis, FCB and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice, or any fees or expenses incurred in connection with the Merger or this Agreement.

3.09        Material Contracts.

(a)           Except as set forth in the FCB Disclosure Schedule, neither FCB nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any contract relating to the borrowing of money by FCB or any of its Subsidiaries or the guarantee by FCB or any of its Subsidiaries of any such obligation (other than contracts pertaining to fully-secured repurchase agreements, and trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business), (ii) any contract containing covenants that limit the ability of FCB or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, FCB or any of its Subsidiaries may carry on its business (other than as may be required by Law or any Governmental Authority) (as each are hereinafter defined), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract, (iii) any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to FCB or any of its Subsidiaries, (iv) any lease of real or personal property providing for annual lease payments by or to FCB or its Subsidiaries in excess of $100,000 per annum other than financing leases entered into in the ordinary course of business in which FCB or any of its Subsidiaries is the lessor, or (v) any contract that involves expenditures or receipts of FCB or any of its Subsidiaries in excess of $100,000 per year not entered into in the ordinary course of business consistent with past practice. The contracts of the type described in the preceding sentence shall be deemed “Material Contracts” hereunder. With respect to each of FCB’s Material Contracts that is disclosed in the FCB Disclosure Schedule, or would be required to be so disclosed if in effect on the date of this Agreement: (A) each such Material Contract is in full force and effect; (B) neither FCB nor any of its Subsidiaries is in material default thereunder with respect to each Material Contract, as such term or concept is defined in each such Material Contract; (C) neither FCB nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; and (D) no other party to any such Material Contract is, to FCB’s knowledge, in material default in any material respect.

(b)           Neither FCB nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for FCB’s own account or for the account of one or more of its Subsidiaries or their respective customers, except for caps and floors in connection with loans in the normal course to First Capital’s customers.

3.10        Absence of Undisclosed Liabilities.  Except as provided in the FCB Financial Statements or in the FCB Disclosure Schedule, and except for unfunded loan commitments and obligations on letters of credit to customers of FCB’s Subsidiaries made in the ordinary course of business, except for trade payables incurred in the ordinary course of such Subsidiaries’ business, and except for obligations for services rendered pursuant to this Agreement, or any other transactions which would not result in a material liability, none of FCB or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $100,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of FCB or any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable in any material respect, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect.  The FCB Disclosure Schedule includes a complete and accurate list of all payments (or estimated payments, as applicable) to be made by FCB as a result of the transactions contemplated by this Agreement, including, but not limited to, all payments to employees (including payments for accrued and unpaid vacation and paid time off), all payments accelerated as a result of the consummation of the Merger and all payments to venders or third parties.

3.11        Title to Properties.  Except as described in this Section 3.11 or the FCB Disclosure Schedule:

(a)                                 FCB or one of its Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the FCB Financial Statements as of December 31, 2015; good and marketable title to all personal property reflected in the FCB Financial Statements as of December 31, 2015, other than personal property disposed of in the ordinary course of business since December 31, 2015; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which FCB or any of its Subsidiaries purports to own or which FCB or any of its Subsidiaries uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since December 31, 2015. All of such properties and assets are owned by FCB or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the FCB Disclosure Schedule; (ii) as specifically noted in reasonable detail in the FCB Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; (v) the applicable lessor’s reversionary interest in any leased property pursuant to the applicable lease; and (vi) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to FCB on a consolidated basis and which do not materially detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to the knowledge of FCB, leased by FCB or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws. To FCB’s knowledge, all real property, machinery, equipment, furniture and fixtures owned or leased by FCB or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary course of business.

(b)           All all real property presently owned, leased or used by FCB or any of its Subsidiaries, FCB, its Subsidiaries and each of the prior owners, have conducted their respective business in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”), except where such noncompliance would not have a Material Adverse Effect. There are no pending or, to the knowledge of FCB, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against FCB or any of its Subsidiaries with respect to the Environmental Laws, and to FCB’s knowledge there is no reasonable basis or grounds for any such claim, action or proceeding, except where such claim, action or proceeding would not have a Material Adverse Effect. To FCB’s knowledge, no environmental permits or approvals issued by government environmental agencies are required for the conduct of the business of FCB or any of its Subsidiaries as currently conducted or the consummation of the Merger contemplated hereby. Neither FCB nor any of its Subsidiaries is the past or present owner, or the operator or lessee, of any real property on which any hazardous substances (as defined in CERCLA 42 USC 9601) (“Hazardous Substances”) have been used, stored, deposited, treated, recycled or disposed of, which Hazardous Substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law, except where such actions would not have a Material Adverse Effect. Neither FCB nor any of its Subsidiaries is liable for any Hazardous Substances clean-up or remediation under any of the Environmental Laws arising from the acts or omissions of FCB or its Subsidiaries with respect to any real property other than those listed in the preceding sentences of this subsection, except where such actions would not have a Material Adverse Effect.

3.12        Loans and Investments.

(a)           FCB has provided MainSource with a list of each loan by First Capital that has been classified by regulatory examiners or management as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of September 30, 2016, and a list of Delinquent Loans as of October 31, 2016, and will provide updates to such lists to MainSource as of the last day of each quarter prior to Closing and as of the day prior to Closing. The most recent loan watch list of First Capital and a list of all loans which have been determined to be 30 days or more past due with respect to principal or interest payments or has been placed on nonaccrual status has also been provided by FCB to MainSource and will be provided with updates as of the day prior to Closing.

(b)           All loans reflected in the FCB Financial Statements as of December 31, 2015, and which have been made, extended, renewed, restructured, approved, amended or acquired since December 31, 2015: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent secured by collateral, are secured by perfected security interests or recorded mortgages naming First Capital as the secured party or mortgagee (unless by written agreement to the contrary); provided, however, that the enforcement of each of (ii) through (iv) above may be limited by applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. § 1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles. The phrase “enforceable in accordance with its terms” as it relates to a loan does not mean that the borrower has the financial ability to repay a loan or that any collateral is sufficient to result in payment of the loan secured thereby.

(c)           The reserves, the allowance for loan and lease losses and the carrying value for real estate owned which are shown on the FCB Financial Statements are, in the judgment of management of FCB, adequate in all material respects under the requirements of GAAP to provide for known and inherent losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

(d)           Except as set forth in the FCB Disclosure Schedule, none of the investments reflected in the FCB Financial Statements as of and for the period ended December 31, 2015, and none of the investments made by any Subsidiary of FCB since December 31, 2015, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Subsidiary to dispose freely of such investment at any time. Except as set forth on the FCB Disclosure Schedule, neither FCB nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities.

(e)           Except as set forth in the FCB Disclosure Schedule, and except for customer deposits, ordinary trade payables, and Federal Home Loan Bank borrowings, neither FCB nor any of its Subsidiaries has, and none will have at the Effective Time, any indebtedness for borrowed money.

3.13        No Shareholder Rights Plan.  FCB has no shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of FCB or which reasonably could be considered an anti-takeover mechanism.

3.14        Employee Benefit Plans.

(a)           With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by FCB or any member of a controlled group of corporations under Code Section 414(b) of which FCB is or was at any time after January 1, 2012 a member, and any trade or business (whether or not incorporated) which is or was at any time after January 1, 2012 under common control with FCB under Code Section 414(c), and all other entities which together with FCB are or were at any time after January 1, 2012 prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which FCB or any ERISA Affiliate participates as a participating employer, or to which FCB or any ERISA Affiliate contributes or is or has been at any time after January 1, 2012 obligated to contribute, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of FCB or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen or discontinued since January 1, 2012 (individually, “FCB Plan” and collectively, “FCB Plans”), FCB represents and warrants, except as set forth in the FCB Disclosure Schedule:

(i)            All such FCB Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including without limitation, ERISA and the Department of Labor (“Department”) Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(ii)           All FCB Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied since their adoption or have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such FCB Plan has received a favorable determination letter from the Internal Revenue Service upon which FCB may rely regarding its current tax qualified status under the Code.

(iii)          All FCB Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) have been (A) operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder since January 1, 2012, and (B) amended to comply in written form with Code Section 409A and the Treasury Regulations promulgated thereunder.

(iv)          All options to purchase shares of FCB Common Stock were granted with a per share exercise price that was not less than the “fair market value” of FCB Common Stock on the date of such grant, as determined in accordance with the terms of the applicable FCB Stock Option Plan (the “FCB Stock Options”).  All FCB Stock Options have been properly accounted for in accordance with GAAP, and no change is expected in respect of any prior financial statements relating to expenses for stock-based compensation.  There is no pending audit, investigation or inquiry by any governmental agency or authority or by FCB (directly or indirectly) with respect to FCB’s stock option granting practices or other equity compensation practices.  The grant date of each FCB Stock Option is on or after the date on which such grant was authorized by the Board of Directors of FCB or the compensation committee thereof.

(v)           No FCB Plan (or its related trust) holds any stock or other securities of FCB.

(vi)          Neither FCB, an ERISA Affiliate nor any fiduciary, as defined in ERISA Section 3(21)(A), of a FCB Plan has engaged in any transaction that would reasonably be expected to subject FCB, any ERISA Affiliate or any FCB Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979 or 4980B.

(vii)         All obligations required to be performed by FCB or any ERISA Affiliate under any provision of any FCB Plan have been performed by it in all material respects and, neither FCB nor any ERISA Affiliate is in default under or in violation of any provision of any FCB Plan.

(viii)        All required reports and descriptions for the FCB Plans have been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA or the Code or other law with respect to all FCB Plans have in all material respects been proper as to form and content and have been provided timely.

(ix)          No event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any FCB Plan.

(x)           To the knowledge of FCB, there are no examinations, audits, enforcement actions or proceedings, or any other investigations, pending, threatened or currently in process by any governmental agency involving any FCB Plan.

(xi)          To the knowledge of FCB, there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened against FCB, any ERISA Affiliate or any FCB Plan in connection with any FCB Plan or the assets of any FCB Plan.

(xii)         Any FCB Plan may be amended and terminated at any time without any Material Adverse Effect, subject to any restrictions in Section 409A of the Code, and these rights have always been maintained by FCB and its ERISA Affiliates.

(xiii)        Neither FCB nor any ERISA Affiliate maintains and is not required to contribute to any defined benefit pension plan which is subject to Title IV of ERISA and does not have any liability with respect to any plan that is, (i) a defined benefit pension plan subject to Title IV of ERISA, (ii) a pension plan subject to Section 302 of ERISA or Section 412 of the Code, or (iii) a multi-employer pension plan (as that term is defined in Sections 4001(a)(3) and 3(37) of ERISA).

(b)           FCB has provided or made available to MainSource true, accurate and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following, as applicable:

(i)            Plan documents for each pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share and stock appreciation right plans, all amendments thereto, and, if required under the reporting and disclosure requirements of ERISA, all summary plan descriptions thereof (including any modifications thereto);

(ii)           All employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining, agreements, arrangements or understandings;

(iii)          All executive and other incentive compensation plans, programs and agreements;

(iv)          All group insurance, medical and prescription drug arrangements, policies or plans and all summary plan descriptions thereof;

(v)           All other incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed or obligated to contribute to by FCB or any ERISA Affiliate since January 1, 2013 for its current or former directors, officers or employees;

(vi)          All reports filed with the Internal Revenue Service or the Department within the preceding three years by FCB or any ERISA Affiliate with respect to any FCB Plan;

(vii)         All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs;

(viii)        Valuation or allocation reports for any defined contribution and defined benefit plans as of the most recent allocation and valuation dates; and

(ix)          All notices provided to employees and participants in connection with any FCB Plan.

(c)           Except as set forth on the FCB Disclosure Schedule, no current or former director, officer or employee of FCB or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with FCB or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B, or (ii) is currently receiving, or entitled to receive, a disability benefit under a long-term or short-term disability plan maintained by FCB or an ERISA Affiliate.

(d)           With respect to all group health plans as defined in ERISA Section 607(1), sponsored or maintained by FCB or any ERISA Affiliate, no director,

officer, employee or agent of FCB or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on FCB or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with in all material respects by FCB or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.

(e)           Except as provided in the FCB Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon FCB or any ERISA Affiliate and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other Person.

(f)            Except as otherwise provided in the FCB Disclosure Schedule, no Voluntary Employees’ Beneficiary Association (“VEBA”), as defined in Code Section 501(c)(9), is sponsored, maintained or contributed to by FCB or any ERISA Affiliate.

(g)           Except as otherwise provided in the FCB Disclosure Schedule or as contemplated in this Agreement, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due as a result of the transactions contemplated by the terms of this Agreement.

(h)           Except as may be disclosed in the FCB Disclosure Schedule, FCB and all ERISA Affiliates are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements.

(i)            All of the FCB Plans have, to the extent applicable, been funded in accordance with the minimum funding requirements of ERISA Section 302 and Code Section 412, and effective January 1, 2009, ERISA Section 303 and Code Section 430, and no funding requirement has been waived, nor does FCB or any ERISA Affiliate have any liability or potential liability as a result of the underfunding or termination of any such plan by FCB or any ERISA Affiliate.

(j)            As a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time), FCB, its ERISA Affiliates and their respective successors will not be obligated to or make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G.

(k)           Neither FCB nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement or arrangement, or to modify or change in any material way FCB Plans.

3.15        Obligations to Employees.  All obligations and liabilities of and all payments by FCB or any ERISA Affiliate and all FCB Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by FCB or an ERISA Affiliate in accordance with GAAP and applicable law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) FCB Plans; (c) employment, salary continuation, consulting, retirement, early retirement, severance or reimbursement; and (d) collective bargaining plans and agreements. All accruals and reserves referred to in this Section 3.15 are correctly and accurately reflected and accounted for in all material respects in the FCB Financial Statements and the books, statements and records of FCB.

3.16        Taxes, Returns and Reports.  Each of FCB and its Subsidiaries has since January 1, 2012: (a) duly and timely filed all material federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). FCB has established, and shall establish in the Subsequent FCB Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the FCB Financial Statements adequate to cover all of FCB’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither FCB nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent FCB Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of FCB or its Subsidiaries. To the knowledge of FCB, neither FCB nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Other than local property tax audits, no federal, state or local tax returns of FCB or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

3.17        Deposit Insurance.  The deposits of First Capital are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and FCB or First Capital has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

3.18        Insurance.  FCB has provided MainSource with a list and, if requested, a true, accurate and complete copy thereof of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by FCB or any of its Subsidiaries on the date hereof or with respect to which FCB or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

3.19        Books and Records.  The corporate minute books, the books of account, the stock record books and other financial and corporate records of FCB, all of which have been made available to MainSource, are complete and correct in all material respects.

3.20        Broker’s, Finder’s or Other Fees.  Except for reasonable fees and expenses of FCB’s attorneys, accountants and investment bankers, estimates of which are set forth on the FCB Disclosure Schedule and all of which shall be paid or accrued by FCB at or prior to the Effective Time, no agent, broker or other Person acting on behalf of FCB or under any authority of FCB is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

3.21        Interim Events.  Except as otherwise permitted hereunder or contemplated hereby, since September 30, 2016 or as set forth in the FCB Disclosure Schedule, neither FCB nor any of its Subsidiaries has:

(a)           experienced any events, changes, developments or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on FCB;

(b)           suffered any damage, destruction or loss to any of its properties, not fully paid by insurance proceeds, in excess of $100,000 individually or in the aggregate;

(c)           declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 5.03(c)(iii) hereof;

(d)           repurchased, redeemed or otherwise acquired shares of its common stock, issued any shares of its common stock or stock appreciation rights or sold or agreed to issue or sell any shares of its common stock, including the issuance of any stock options, or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split its stock;

(e)           granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, health, bonus, insurance or other welfare benefit plan or agreement to employees, officers or directors of FCB or a Subsidiary;

(f)            increased the salary of any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement or understanding with any officer or employee or installed any employee welfare, pension, retirement, stock option, stock appreciation, stock dividend, profit sharing or other similar plan or arrangement;

(g)           leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

(h)           except for the Merger contemplated by this Agreement, merged, consolidated or sold shares of its common stock, agreed to merge or consolidate with or into any third party, agreed to sell any shares of its common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party;

(i)            incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

(j)            mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by First Capital of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;

(k)           canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

(l)            entered into any transaction, contract or commitment other than in the ordinary course of business;

(m)          agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business; or

(n)           conducted its business in any manner other than substantially as it was being conducted as of September 30, 2016, except for any conduct or actions taken related to the Merger or this Agreement.

3.22        Insider Transactions.  Except as set forth in the FCB Disclosure Schedule, since December 31, 2014, no executive officer or director of FCB or any of its Subsidiaries or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such executive officer or director has currently, or has had during such time period and while an executive officer or director, any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by FCB or any Subsidiary or in any liability, obligation or indebtedness of FCB or any Subsidiary, except for deposits of First Capital.

3.23        Indemnification Agreements.

(a)           Other than as set forth in the FCB Disclosure Schedule, neither FCB nor any of its Subsidiaries is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of FCB or the charter documents of a Subsidiary.

(b)           Since January 1, 2012, no claims have been made against or filed with FCB or any of its Subsidiaries nor have, to the knowledge of FCB, any claims been threatened against FCB or a Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of FCB or any of its Subsidiaries.

3.24        Shareholder Approval.  The affirmative vote of the holders of a majority of the FCB Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders contemplated by Section 5.01 of this Agreement) is required for shareholder approval of this Agreement and the Merger.

3.25        Intellectual Property.

(a)           FCB and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as such term is defined below) that is used by FCB or its Subsidiaries in their respective businesses as currently conducted. Neither FCB nor any of its Subsidiaries has (A) licensed any Intellectual Property owned by it or its Subsidiaries in source code form to any third party or (B) entered into any exclusive agreements relating to Intellectual Property owned by it.

(b)           FCB and its Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party since January 1, 2012. There is no claim asserted, or to the knowledge of FCB threatened, against FCB and/or its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property.

(c)           To the knowledge of FCB, no third party has infringed, misappropriated or otherwise violated FCB or its Subsidiaries’ Intellectual Property rights since

January 1, 2012. There are no claims asserted or threatened by FCB or its Subsidiaries, nor has FCB or its Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(d)           FCB and its Subsidiaries have taken reasonable measures to protect the confidentiality of all trade secrets that are owned, used or held by them.

(e)           For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.

3.26        Community Reinvestment Act.  First Capital received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.27        Bank Secrecy Act.  Neither FCB nor First Capital has been advised of, nor are they aware of any basis for, any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.

3.28        Agreements with Regulatory Agencies.  Except as set forth in the FCB Disclosure Schedule in a manner permitted by applicable law, neither FCB nor any of its Subsidiaries is subject to any cease-and-desist, consent order or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, any regulatory agency or other governmental entity (a “FCB Regulatory Agreement”). There are no refunds or restitutions required by any regulatory agency or body to be paid by FCB or any of its Subsidiaries or set forth in any accountant’s or auditor’s report to FCB or any of its Subsidiaries.

3.29        Internal Controls.

(a)           None of FCB or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. FCB and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b)           Since December 31, 2014, (i) through the date hereof, neither FCB nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FCB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FCB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing FCB or any of its Subsidiaries, whether or not employed by FCB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by FCB or any of its officers, directors, employees or agents to the Board of Directors of FCB or any committee thereof, or to any director or officer of FCB.

3.30        Fiduciary Accounts.  FCB and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither FCB nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust to FCB’s knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.31        Opinion of Financial Advisor.  The Board of Directors of FCB, at a duly constituted and held meeting at which a quorum was present throughout, has been informed orally by Sandler O’Neill + Partners, L.P. (“Investment Banker”), that the Merger Consideration is fair to the shareholders of FCB from a financial point of view as of the date of this Agreement.

3.32        No Other Representations or Warranties.  Except for the representations and warranties made by FCB in this Article III, neither FCB nor any other person makes any express or implied representation or warranty with respect to FCB, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and FCB hereby disclaims any other representations and warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MAINSOURCE

On or prior to the date hereof, MainSource has delivered to FCB a schedule (the “MainSource Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article VI.

For the purpose of this Agreement, and in relation to MainSource and its Subsidiaries (as such term is defined below), a “Material Adverse Effect” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), prospects, value or business of MainSource and its Subsidiaries taken as a whole, or (ii) would materially impair the ability of MainSource to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect on MainSource shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or savings associations or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks, savings associations, or their holding companies generally, (c) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of MainSource and its Subsidiaries, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (e) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the shares of MainSource Common Stock, by itself, be considered to constitute a Material Adverse Effect on MainSource and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect on MainSource); provided further, that without regard to any other provision of this Agreement, and without limiting other events or circumstances that may constitute a Material Adverse Effect, a Material Adverse Effect shall be deemed to have occurred in the event of the imposition of a formal regulatory enforcement action against MainSource or MainSource Bank following the date of this Agreement which would not be terminated upon a merger on terms reasonably satisfactory to FCB and First Capital.

For the purpose of this Agreement, and in relation to MainSource and its Subsidiaries, “knowledge” means those facts that are actually known by the directors and executive officers of MainSource and its Subsidiaries, or would reasonably be expected to have come to the attention of the directors and executive officers of MainSource and its Subsidiaries based upon their periods of service and positions with MainSource and its Subsidiaries without investigation. Additionally, for the purpose of this Agreement, and in relation to MainSource, its “Subsidiaries” shall mean any entity which is required to be consolidated with MainSource for financial reporting purposes pursuant to GAAP.  “Executive officer” for purposes of this Agreement, and in relation to MainSource and its Subsidiaries, shall mean Archie Brown, James Anderson and William Goodwin.

Accordingly, MainSource represents and warrants to FCB as follows, except as set forth in the MainSource Disclosure Schedule:

4.01        Organization and Authority.

(a)           MainSource is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered bank holding company under the BHC Act. MainSource has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. MainSource has previously provided FCB with a complete list of its Subsidiaries. Except for its Subsidiaries, MainSource owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b)           MainSource Bank is a commercial bank chartered and existing under the laws of the State of Indiana. MainSource Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth on the list previously provided to FCB, and except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted, MainSource Bank has no subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c)           Each of MainSource’s Subsidiaries other than MainSource Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

4.02        Authorization.

(a)           MainSource has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(e) and (f) hereof. This Agreement and its execution and delivery by MainSource have been duly authorized and approved by the Board of Directors of MainSource and, assuming due execution and delivery by FCB, constitutes a valid and binding obligation of MainSource, subject to the fulfillment of the conditions precedent set forth in Section 7.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)           Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of MainSource or the charter documents of any of MainSource’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which MainSource or any of its Subsidiaries is a party or by which MainSource or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than FCB) or any other adverse interest, upon any right, property or asset of MainSource or any of its Subsidiaries which would be material to MainSource; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which MainSource or any of its Subsidiaries is bound or with respect to which MainSource or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c)           Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by MainSource.

4.03        Capitalization.

(a)           The authorized capital stock of MainSource consists of (i) 100,000,000 shares of MainSource Common Stock, of which, 24,069,396 shares were issued and outstanding, and (ii) 400,000 shares of preferred stock, of which none are issued and outstanding. All of the issued and outstanding shares of MainSource Common Stock have been duly and validly authorized by all necessary corporate action of MainSource, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former MainSource shareholder. Except as set forth in the MainSource Disclosure Schedule or as disclosed in its reports and other documents required to be filed under the 1934 Act and the Securities Act of 1933 (the “1933 Act”) (collectively, the “SEC Reports”), MainSource has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of MainSource Common Stock. Each share of MainSource Common Stock is entitled to one vote per share. A description of the MainSource Common Stock is contained in the Articles of Incorporation of MainSource.

(b)           Subject to 12 U.S.C. §55, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of MainSource are owned by MainSource free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c)           Except as set forth in the MainSource Disclosure Schedule or as disclosed in the SEC Reports, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of MainSource Common Stock or any of MainSource’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of MainSource or its Subsidiaries, by which MainSource is or may become bound. MainSource does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of MainSource Common Stock. To the knowledge of MainSource, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of MainSource or its Subsidiaries.

(d)           Except as disclosed in its SEC Reports, MainSource has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the 1934 Act) 5% or more of its outstanding shares of common stock.

4.04        Organizational Documents.  The Articles of Incorporation and By-Laws of MainSource and the charter documents for each of MainSource’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to FCB.

4.05        Compliance with Law.

(a)           None of MainSource or any of its Subsidiaries is currently in violation of, and since January 1, 2013, none has been in violation of, of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, except where such violation would not have a Material Adverse Effect on MainSource. MainSource and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on MainSource.

(b)           Since the enactment of the Sarbanes-Oxley Act, MainSource has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(c)           All of the existing offices and branches of MainSource Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect. Except as set forth in the MainSource Disclosure Schedule, MainSource Bank has no approved but unopened offices or branches.

4.06        Accuracy of Statements Made and Materials Provided to FCB.  No representation, warranty or other statement made, or any information provided, by MainSource in this Agreement or, in the MainSource Disclosure Schedule (and any update thereto), or provided by MainSource to FCB in the course of FCB’s due diligence investigation and no written information which has been or shall be supplied by MainSource with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to FCB’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by MainSource with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by FCB specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

4.07        Litigation and Pending Proceedings.  Except as set forth in the MainSource Disclosure Schedule:

(a)           Except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on MainSource, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against MainSource or any of its Subsidiaries or, to the knowledge of MainSource or any of its Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against MainSource or any of its Subsidiaries. MainSource does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against MainSource or any of its Subsidiaries.

(b)           Neither MainSource nor any of its Subsidiaries is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of MainSource, under governmental investigation with respect to, any actual or alleged material violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any material pending or, to the knowledge of MainSource, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

4.08        Financial Statements and Reports.

(a)           MainSource has delivered to FCB copies of the following financial statements and reports of MainSource and its Subsidiaries, including the notes thereto (collectively, the “MainSource Financial Statements”):

(i)            Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders’ Equity of MainSource as of and for the fiscal years ended December 31, 2015, 2014 and 2013;

(ii)           Consolidated Statements of Cash Flows of MainSource for the fiscal years ended December 31, 2015, 2014 and 2013;

(iii)          Call Reports (“Call Reports”) for MainSource Bank as of the close of business on December 31, 2015, 2014 and 2013;

(b)           The MainSource Financial Statements present fairly the consolidated financial position of MainSource as of and at the dates shown and the consolidated results of operations for the periods covered thereby and are complete and correct in all material respects, and represent bona fide transactions, and have been prepared from the books and records of MainSource and its Subsidiaries. The MainSource Financial Statements described in clauses (i) and (ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)           Since December 31, 2015 on a consolidated basis MainSource and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

4.09        Title to Properties.  Except as described in this Section 4.09 or the MainSource Disclosure Schedule MainSource or one of its Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the MainSource Financial Statements as of December 31, 2015; good and marketable title to all personal property reflected in the MainSource Financial Statements as of December 31, 2015, other than personal property disposed of in the ordinary course of business since December 31, 2015; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which MainSource or any of its Subsidiaries purports to own or which MainSource or any of its Subsidiaries uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since December 31, 2015. All of such properties and assets are owned by MainSource or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the MainSource Disclosure Schedule; (ii) as specifically noted in reasonable detail in the MainSource Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; (v) the applicable lessor’s reversionary interest in any leased property pursuant to the applicable lease; and (vi) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to MainSource on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to MainSource’s knowledge, leased by MainSource or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws. All real property, machinery, equipment, furniture and fixtures owned or leased by MainSource or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.

4.10        Employee Benefit Plans.  With respect to the employee benefit plans, as defined in Section 3(3) of the ERISA, sponsored or otherwise maintained by MainSource or any of its Subsidiaries which are intended to be tax-qualified under Section 401(a) of the Code (collectively, “MainSource Plans”), all such MainSource Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA and the Department Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

4.11        Taxes, Returns and Reports.  Except as set forth in the MainSource Disclosure Schedule, each of MainSource and its Subsidiaries has since January 1, 2012 (a) duly and timely filed all material federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). MainSource has established, and shall establish in the Subsequent MainSource Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the MainSource Financial Statements adequate to cover all of MainSource’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither MainSource nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent MainSource Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of MainSource or its Subsidiaries, except as set forth on the MainSource Disclosure Schedule. Except as set forth on the MainSource Disclosure Schedule, to the knowledge of MainSource, neither MainSource nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as set forth on the MainSource Disclosure Schedule, no federal, state or local tax returns of MainSource or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

4.12        Deposit Insurance.  The deposits of MainSource Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and MainSource or MainSource Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

4.13        Insurance.  MainSource has provided FCB with a list and, if requested, a true, accurate and complete copy thereof, of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by MainSource or any of its Subsidiaries on the date hereof or with respect to which MainSource or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

4.14        Books and Records.  The books and records of MainSource are, in all material respects, complete and correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of MainSource on a consolidated basis set forth in the MainSource Financial Statements.

4.15        Broker’s, Finder’s or Other Fees.  Except for reasonable fees and expenses of MainSource’s attorneys, accountants and investment bankers, all of which shall be paid by MainSource at or prior to the Effective Time, and except as set forth in the MainSource Disclosure Schedule, no agent, broker or other Person acting on behalf of MainSource or under any authority of MainSource is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

4.16        MainSource Securities and Exchange Commission Filings.  MainSource has filed all SEC Reports required to be filed by it. All such SEC Reports were true, accurate and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. To the extent not publicly available, MainSource has made available to FCB copies of all comment letters received by MainSource from the SEC since January 1, 2010, relating to the SEC Reports, together with all written responses of MainSource thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by MainSource, and to the knowledge of MainSource, none of the SEC Reports is the subject of any ongoing review by the SEC.

4.17        Community Reinvestment Act.  MainSource Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

4.18        Absence of Undisclosed Liabilities.  Except as provided in the MainSource Financial Statements or in the MainSource Disclosure Schedule, and except for unfunded loan commitments and obligations on letters of credit to customers of MainSource’s Subsidiaries made in the ordinary course of business, except for trade payables incurred in the ordinary course of such Subsidiaries’ business, and except for the transactions contemplated by this Agreement and obligations for services rendered pursuant thereto, or any other transactions which would not result in a material liability, none of MainSource or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $250,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of MainSource or any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable in any material respect, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect.

4.19        Interim Events.  Except as otherwise permitted hereunder, since September 30, 2016, or as set forth in the MainSource Disclosure Schedule, neither MainSource nor any of its Subsidiaries has:

(a)           experienced any events, changes, developments or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on MainSource;

(b)           except for the Merger contemplated by this Agreement or as disclosed in any of MainSource’s SEC Reports, merged, consolidated or sold shares of its common stock, agreed to merge or consolidate with or into any third party, agreed to sell any shares of its common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party; or

(c)           conducted its business in any manner other than substantially as it was being conducted as of September 30, 2016.

4.20        Bank Secrecy Act.  Neither MainSource nor any of its Subsidiaries has been advised of, nor are they aware of any basis for, any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers

4.21        Agreements with Regulatory Agencies.  Except as set forth in the MainSource Disclosure Schedule in a manner permitted by applicable law, neither MainSource nor any of its Subsidiaries is subject to any cease-and-desist, consent order or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, any regulatory agency or other governmental entity (a “MainSource Regulatory Agreement”). There are no refunds or restitutions required by any regulatory agency or body to be paid by MainSource or any of its Subsidiaries or set forth in any accountant’s or auditor’s report to MainSource or any of its Subsidiaries.

4.22        Insider Transactions.  Except as set forth in MainSource’s SEC Reports or in the MainSource Disclosure Schedule, since December 31, 2014, no officer or director of MainSource or any of its Subsidiaries or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such officer or director has currently, or has had during such time period, any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by MainSource or any Subsidiary or in any liability, obligation or indebtedness of MainSource or any Subsidiary, except for deposits of MainSource Bank.

4.23        Sufficient Funds.  MainSource has, as of the date hereof, sufficient cash on hand or other sources of immediately available funds to enable MainSource to timely pay the Cash Consideration, to satisfy its obligations under and to consummate the transactions contemplated by this Agreement.

4.24        Ordinary Course; Lack of Material Adverse Change.  From December 31, 2013 through the Closing Date, except as reflected in the MainSource SEC filings or as set forth in Schedule 4.24, each of MainSource and MainSource Bank has operated only in the ordinary course of business consistent with past practice, and there has not been any Material Adverse Change.

4.25        Ownership of FCB Common Stock.  To its knowledge, neither MainSource nor any of its Subsidiaries, owns beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of FCB Common Stock.

4.26        Reorganization.  Neither MainSource nor any of its Subsidiaries has taken any action, and MainSource is not aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.27        No Other Representations or Warranties.  Except for the representations and warranties made by MainSource in this Article IV, neither MainSource nor any other person makes any express or implied representation or warranty with respect to MainSource, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and MainSource hereby disclaims any other representations or warranties.

ARTICLE V

COVENANTS

5.01        Shareholder Approval.  FCB shall submit this Agreement to its shareholders for approval and adoption at the FCB Meeting, which shall be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of FCB at the earliest reasonable date (under then-current circumstances) following the effectiveness of the final form of Registration Statement (as defined below). Subject to Section 5.06 hereof, the Board of Directors of FCB shall recommend to FCB’s shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from FCB’s shareholders.

5.02        Certain Other Approvals.

(a)           FCB and MainSource shall each proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist MainSource in procuring upon terms and conditions consistent with the conditions set forth in this Agreement all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest reasonable date.

(b)           FCB and MainSource shall each use commercially reasonable efforts to obtain any required third-party consents to agreements, contracts, commitments, leases, instruments and documents described in the FCB Disclosure Schedule or MainSource Disclosure Schedule and which FCB and MainSource agree are material.

5.03        Conduct of Business.

(a)           On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, FCB and its Subsidiaries shall: (i) carry on their respective business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (ii) use commercially reasonable efforts to preserve their respective business organization intact, keep available the services of the present officers and employees and preserve their respective present relationships with customers and Persons having business dealings with each of them; (iii) use commercially reasonable efforts to maintain all of the properties and assets owned or utilized in the operation of their respective businesses as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (iv) maintain their respective books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all Laws applicable to them and to the conduct of their respective businesses; (v) timely file all required regulatory reports; and (vi) not knowingly do or fail to do anything which will cause a breach of, or default in, any of their respective contracts, agreements, commitments, obligations, understandings, arrangements, leases or licenses to which they or any of their respective Subsidiaries are a party or by which they or any of their respective Subsidiaries may be subject or bound which would reasonably be expected to have a Material Adverse Effect.

(b)           Subject to the terms and conditions of this Agreement, FCB and MainSource shall each use their respective reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to permit consummation of the Merger and the transactions contemplated thereby as promptly as practicable and otherwise to enable consummation of the Merger, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other party hereto to that end.

(c)           On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, FCB will not, and will cause its Subsidiaries to not, without the prior written consent of MainSource (which shall not be unreasonably withheld, conditioned, or delayed) (or in the case of Sections 5.03(c)(vii)(B) or (C), without prior consultation with MainSource) or as set forth on the FCB Disclosure Schedule:

(i)            make any changes in its capital stock accounts (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization, reclassification or stock option agreement);

(ii)           authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in Section 3.03 hereof;

(iii)          distribute or pay any dividends on its shares of common or preferred stock, or authorize a stock split, or make any other distribution to its shareholders, except that (A) each of the Subsidiaries may pay cash dividends to FCB in the ordinary course of business for payment of reasonable and necessary business and operating expenses of FCB and to provide funds for FCB’s dividends to its shareholders in accordance with this Agreement, and (B) FCB may pay to its shareholders (1) its usual and customary annual cash dividend with respect to FCB’s 2016 financial results (declared in January 2017 and payable in February 2017) of no more than $0.55 per share, and (2) a quarterly dividend out of earnings for the applicable quarter of 2017 payable in the month following the applicable quarter in an amount not greater than the lesser of (x) $0.1375, or (y) 30% of net income for the applicable quarter calculated in accord with GAAP;

provided that no dividend may be paid for or during the quarterly period in which the Merger is scheduled to be consummated or is consummated if, during such period, FCB shareholders will become entitled during such period to receive MainSource’s regular quarterly cash dividend on their shares of MainSource Common Stock received pursuant to this Agreement;

(iv)          redeem any of its outstanding shares of common stock;

(v)           merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other Person or enter into any other similar transaction not in the ordinary course of business;

(vi)          purchase any assets or securities or assume any liabilities of a bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage its investment portfolio and then only to the extent that such securities have a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services for corporate bonds;

(vii)         which consent shall be deemed received unless MainSource shall object thereto within two (2) business days after receipt of written notice from FCB to:

(A)          renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (individually, a “Loan” and collectively, “Loans”) (except for any Loan or Loans duly approved prior to the date hereof) to any Person if the Loan is an existing credit on the books of FCB or any Subsidiary and (y) is, or in accordance with bank regulatory definitions should be, classified as “Substandard,” “Doubtful” or “Loss,” or (z) such Loan is in an amount in excess of $250,000 and is, or in accordance with bank regulatory definitions should be, classified as “special mention”;

(B)          make, renew or otherwise modify any Loan or Loans (except for any Loan or Loans duly approved prior to the date hereof) if immediately after making a Loan or Loans, such Person would be directly indebted to FCB or any Subsidiary in an aggregate amount in excess of $2,000,000;

(C)          make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1- to 4-family residence with a principal balance in excess of $424,100 (except for any such Loan or Loans secured by an owner-occupied 1-4 single-family residence which the Bank originates, underwrites in accordance with the secondary market standards and holds for sale into the secondary market, in which case such dollar threshold shall be $750,000);

(D)                               make, renew or otherwise modify any Loan which does not conform with FCB’s Credit Policy and Procedures, is in excess of $500,000 and exceeds 120 days to maturity (notice to MainSource of such proposed Loan shall set forth, with specificity, the manner in which such Loan does not conform to FCB’s General Credit Policy and Procedures); or

(E)                                make any Loan or Loans that are a Part 365 exception;

(viii)                        except as provided in the FCB Disclosure Schedule and for the acquisition or disposition in the ordinary course of business of other real estate owned, acquire or dispose of any real or personal property or fixed asset constituting a capital investment in excess of $25,000 individually or $100,000 in the aggregate;

(ix)                              make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of FCB or any Subsidiary to dispose freely of such investment at any time; subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings, pledges or liens required to be granted in connection with acceptance by FCB or any Subsidiary of government deposits and pledges or liens in connection with Federal Home Loan Bank (“FHLB”) borrowings;

(x)                                 except as contemplated by this Agreement and as set forth in the FCB Disclosure Schedule, promote to a new position (other than in the ordinary course of business except with respect to a promotion to a senior officer position) or increase the rate of compensation, or enter into any agreement to promote to a new position (other than in the ordinary course of business except with respect to a promotion to a senior officer position) or increase the rate of compensation, of any director, officer or employee of FCB or any Subsidiary, modify, amend or institute new employment policies or practices (other than as may be necessary or appropriate to comply with applicable laws or regulatory requirements), or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of FCB or any Subsidiary;

(xi)                              except as contemplated by this Agreement, or as required by applicable law, execute, create, institute, modify, amend or terminate any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of FCB or any Subsidiary; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

(xii)                           amend, modify or restate FCB’s or any of its Subsidiaries organizational documents from those in effect on the date of this Agreement and as delivered to MainSource;

(xiii)                        give, dispose of, sell, convey or transfer, assign, hypothecate, pledge or encumber, or grant a security interest in or option to or right to acquire any shares of common stock or the assets (other than in the ordinary course consistent with past practice) of FCB or any of its Subsidiaries, or enter into any agreement or commitment relative to the foregoing;

(xiv)                       fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due, unless the same are being contested in good faith;

(xv)                          issue, or authorize the issuance of, any securities convertible into or exchangeable for any shares of the capital stock of FCB or any of its Subsidiaries;

(xvi)                       borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $100,000, except for obligations disclosed within this Agreement or the FCB Disclosure Schedule, FHLB advances, Federal Funds purchased by First Capital, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the FCB Financial Statements or the Subsequent FCB Financial Statements (as defined below);

(xvii)                    open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches, other than as disclosed in the FCB Disclosure Schedule;

(xviii)                 pay or commit to pay any management or consulting or other similar type of fees other than as disclosed in the FCB Disclosure Schedule;

(xix)                       change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax law requirements, changes in GAAP or regulatory accounting principles or as required by FCB’s independent auditors or its regulatory authorities;

(xx)                          change in any material respect its underwriting, operating, investment or risk management or other similar policies of FCB or any of its Subsidiaries, except as required by applicable law or policies imposed by any regulatory authority or governmental entity;

(xxi)                       make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes; or

(xxii)                    enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 5.03(c)(vii) hereof and legal, accounting and other fees related to the Merger as set forth on the FCB Disclosure Schedule) requiring payments by FCB or any of its Subsidiaries which exceed $100,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.

5.04                        Insurance.  FCB and MainSource shall each maintain, or cause to be maintained, on their own behalf and for their respective Subsidiaries, in full force and effect, insurance on their respective assets, properties and operations, and fidelity coverage, in such amounts and with regard to such liabilities and hazards as are currently insured by them or their respective Subsidiaries as of the date of this Agreement.

5.05                        Accruals for Loan Loss Reserve and Expenses.

(a)                                 Prior to the Effective Time, FCB shall, and shall cause its Subsidiaries, to make, consistent with GAAP and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as FCB and its Subsidiaries shall deem to be necessary or desirable in anticipation of the

Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b)                                 FCB recognizes that MainSource may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable law (including without limitation the rules and regulations of the U.S Department of Justice and Federal Trade Commission guidelines regarding pre-merger information exchange between competitors, applicable banking laws and regulations and GAAP), and in a manner that is not inconsistent with FCB’s obligation to operate its business in the ordinary course consistent with past practices, from and after the date hereof FCB shall consult and cooperate in good faith with MainSource with respect to conforming the loan, credit and accounting policies and practices of FCB to those policies and practices of MainSource for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from MainSource to FCB, based upon such consultation and subject to the conditions in Section 5.05(d).

(c)                                  Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), FCB shall consult and cooperate in good faith with MainSource with respect to determining, as reasonably specified in a written notice from MainSource to FCB, based upon such consultation and subject to the conditions in Section 5.05(d), the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of FCB’s expenses of the Merger.

(d)                                 Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), FCB shall consult and cooperate in good faith with MainSource to (i) make such conforming entries to conform the loan and accounting policies and practices of FCB to the policies and practices of MainSource as contemplated in Section 5.05(b) above and (ii) recognize FCB’s expenses of the Merger for financial accounting and/or income tax reporting purposes at such times as are reasonably requested in writing by MainSource as contemplated in Section 5.05(c) above, but in no event prior to the 5th day next preceding the Closing Date and only after MainSource acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and certifies to FCB that MainSource will at the Effective Time deliver to FCB the certificate contemplated in Section 7.02(g).

(e)                                  FCB’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken on account of Section 5.05(d).

5.06                        Acquisition Proposals.

(a)                                 FCB will, and will cause each of its Subsidiaries to, and its and their respective officers, directors and representatives (including Investment Banker) to, immediately cease and cause to be terminated any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make an Acquisition Proposal (as defined below). During the period from the date of this Agreement through the Effective Time, FCB shall not terminate, amend, modify or waive any material provision of any confidentiality or similar agreement to which FCB or any of its Subsidiaries is a party (other than any involving MainSource).

(b)                                 Except as permitted in this Section 5.06, FCB shall not, and shall cause its Subsidiaries and any of their respective directors, officers and representatives (including Investment Banker) not to, (i) solicit, initiate or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided, however, that, at any time prior to obtaining the approval of the Merger by FCB’s shareholders, if FCB receives a bona fide Acquisition Proposal that the FCB Board of Directors determines in good faith constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) that was not solicited after the date hereof and did not otherwise result from a breach of FCB’s obligations under this Section 5.06, FCB may furnish, or cause to be furnished, non-public information with respect to FCB and its Subsidiaries to the Person who made such proposal (provided that all such information has been provided to MainSource prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the FCB Board of Directors determines in good faith, and following consultation with financial advisors and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to FCB’s shareholders under applicable law and (B) prior to taking such action, FCB has used its best reasonable efforts to enter into a confidentiality agreement with respect to such proposal on customary terms. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06(b) by any representative (including Investment Banker) of FCB or its Subsidiaries shall be a breach of this Section 5.06 by FCB.

(c)                                  Neither the FCB Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw or modify in a manner adverse to MainSource or propose to withdraw or modify in a manner adverse to MainSource (or take any action inconsistent with) the recommendation by the FCB Board of Directors or any such committee of this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit FCB or First Capital to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)).

(d)                                 Notwithstanding the foregoing, at any time prior to the special meeting of FCB’s shareholders to approve the Merger, the FCB Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change; provided, that the FCB Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of FCB under applicable Law, and provided, further, that the FCB Board of Directors may not effect such an Adverse Recommendation Change unless (A) the FCB Board shall have first provided prior written notice to MainSource (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new five business day period) and (ii) MainSource does not make, within five business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the FCB Board of Directors (after consultation with financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change is no longer required to comply with the FCB Board’s fiduciary duties to the shareholders of FCB under applicable law. FCB agrees that, during the five business day period prior to its effecting an Adverse Recommendation Change, FCB and its officers, directors and representatives shall negotiate in good faith with MainSource and its officers, directors, and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by MainSource.

(e)                                  In addition to the obligations of FCB set forth in paragraphs (a), (b) and (c) of this Section 5.06, FCB shall as promptly as possible, and in any event within two business days after FCB first obtains knowledge of the receipt thereof, advise MainSource orally and in writing of (i) any Acquisition Proposal or any request for information that FCB reasonably believes could lead to or contemplates an Acquisition Proposal or (ii) any inquiry FCB reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the Person making any such Acquisition Proposal or request or inquiry. In connection with any such Acquisition Proposal, request or inquiry, if there occurs or is presented to FCB any material change, modification or development to a previously made offer or letter of intent or any other material development occurs, FCB (or its outside counsel) shall (A) advise and confer with MainSource (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide MainSource with true, correct and complete copies of any document or communication related thereto.

(f)                                   Nothing contained in this Section 5.06 shall prohibit FCB from at any time taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act or from making any other disclosure to its shareholders or in any other regulatory filing if, in the good faith judgment of the FCB Board of Directors, after consultation with its outside counsel, failure to so disclose would be reasonably likely to result in a breach of their or FCB’s obligations under applicable law.

(g)                                  For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 20% or more of the revenues, net income or assets of FCB and its Subsidiaries, taken as a whole, or (B) 20% or more of any class of equity securities of FCB or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of FCB or any of its Subsidiaries; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving FCB, First Capital or any of its other Subsidiaries pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of FCB, First Capital, or any of FCB’s other Subsidiaries or of any resulting parent company of FCB or First Capital. For purposes of this Section 5.06 only, a “Person” shall include a natural Person, or any legal, commercial, or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any Person acting in a representative capacity.

(h)                                 For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “20% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the FCB Board determines in good faith (after having received the advice of its financial advisors and outside legal counsel), to be (i) more favorable to the shareholders and other constituencies of FCB, including, but not limited to, from a financial point of view, than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any break-up fees, expense reimbursement provisions and conditions to consummation and any changes to the financial terms of this Agreement proposed by MainSource in response to such offer or otherwise)) and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory and other aspects of such proposal.

5.07                        Press Releases.  Neither FCB nor MainSource will issue any press release or make any public announcement relating to this Agreement, the Merger, or the other transactions contemplated by this Agreement without the prior approval of, in the case of FCB, MainSource, and in the case of MainSource, FCB (which approval shall not be unreasonably withheld, conditioned or delayed).  However, each party may issue any press release or make any public announcement that the party believes is required to be made by applicable law or any applicable rule or regulation promulgated by any applicable securities exchange after consultation with outside legal counsel, in which case the disclosing party will use its commercially reasonable efforts to advise and consult with the other party regarding the applicable press release or public announcement prior to making the contemplated disclosure.

5.08                        Material Changes to Disclosure Schedules.  From time to time prior to the Effective Time, FCB and MainSource shall each promptly supplement or amend their respective Disclosure Schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known as of the date hereof, would have been required to be set forth or described in such schedules or which is necessary to correct any information in such schedules which has been rendered inaccurate thereby.  No supplement or amendment to such schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VII hereof or the compliance by any party with the covenants set forth in Article V hereof.

5.09                        Access; Information.  MainSource and FCB, and their representatives and agents, shall, upon reasonable notice to the other party, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of the other party. MainSource and FCB, and their representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of the other party and their Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal business operations of FCB or

MainSource or either of their Subsidiaries. Upon request, FCB and MainSource will furnish the other party or its representatives or agents, their attorneys’ responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by MainSource or FCB which has been or is developed by the other party, its auditors, accountants or attorneys (provided, with respect to attorneys, such disclosure would not result in the waiver by the other party of any claim of attorney-client privilege), and will permit MainSource or FCB or their representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for FCB or MainSource, as applicable, and such auditors and accountants will be directed to furnish copies of any reports or financial information as developed to MainSource or FCB or its representatives or agents, as applicable. No investigation by MainSource or FCB shall affect the representations and warranties made by FCB or MainSource herein. Any confidential information or trade secrets received by MainSource, FCB or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by MainSource or FCB, as applicable, or at MainSource’s or FCB’s request, returned to MainSource or FCB, as applicable, in the event this Agreement is terminated as provided in Article VIII hereof. Additionally, any confidential information or trade secrets received by MainSource or FCB, or either of their agents or representatives in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.09 hereof). This Section 5.09 will not require the disclosure of any information to MainSource or FCB which would be prohibited by law. The ability of MainSource or FCB to consult with any tax advisor (including a tax advisor independent from all other entities involved in the transactions contemplated hereby) shall not be limited by this Agreement in any way, provided that any such tax advisor is otherwise subject to and is bound by this Section 5.09. Notwithstanding anything herein to the contrary (other than the preceding sentence), except as reasonably necessary to comply with applicable securities laws, MainSource and FCB (and each employee, representative or agent of MainSource and FCB) may disclose to any and all Persons, without limitation of any kind, the tax treatment (as defined in Treas. Reg. § 1.6011-4) of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are or have been provided to MainSource or FCB relating to such tax structure, provided that, in the case of any materials that contain information other than the tax treatment or tax structure of the transactions contemplated hereby (including, but not limited to, any information relating to the pricing or any cost of the transactions contemplated hereby or the identity of any party to the transactions contemplated hereby), this sentence shall apply to such materials only to the extent that such materials contain the tax treatment or tax structure of the transactions contemplated hereby and MainSource and FCB shall take all action necessary to prevent the disclosure of such other information as otherwise provided herein. The immediately preceding sentence shall not be effective until the earliest of (a) the date of the public announcement of discussions relating to any of the transactions contemplated hereby, (b) the date of the public announcement of any of the transactions contemplated hereby or (c) the date of the execution of an agreement, with or without conditions, to enter into any of the transactions contemplated hereby.

5.10                        Financial Statements.  As soon as reasonably available after the date of this Agreement, FCB will deliver to MainSource any additional audited consolidated financial statements which have been prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of FCB prepared for its internal use, First Capital Call Reports for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, “Subsequent FCB Financial Statements”). The Subsequent FCB Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP, to the extent required, and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or year-end adjustments). The Subsequent FCB Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect. As soon as internally available after the date of this Agreement, MainSource will deliver to FCB any additional audited consolidated financial statements which have been prepared on its behalf or at its direction and the quarterly consolidated unaudited balance sheets and profit and loss statements of MainSource (collectively, “Subsequent MainSource Financial Statements”). The Subsequent MainSource Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or year-end adjustments). The Subsequent MainSource Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect.

5.11                  Environmental.  If requested by MainSource, FCB will cooperate with MainSource for its conduct, by a consulting firm of its choice and at MainSource’s sole cost, of a phase one environmental site assessment on any or all real property owned by FCB or any of its Subsidiaries as of the date of this Agreement, and any real property acquired by FCB or any of its Subsidiaries after the date of this Agreement.  MainSource shall be responsible for the costs of the phase one environmental assessments.  Subject to provisions below, if requested by MainSource, based upon the results of a phase one environmental assessment, FCB will cooperate with MainSource for its conduct, by a consulting firm of MainSource’s choice and at MainSource’s sole cost, of a phase two environmental investigation on any or all real property owned by FCB or any of its Subsidiaries as of the date of this Agreement, and any real property acquired by FCB or any of its Subsidiaries after the date of this Agreement; provided, however, that (i) MainSource’s request shall identify the specific consultant to conduct the work, the scope of work for the investigation of each property (which shall be reasonable given the results of the applicable phase one assessment), and the insurance coverage for such work (which shall be reasonable and customary), (ii) all such work shall be conducted at times and places reasonably acceptable to FCB so as to not impair its business operations or properties, and (iii) MainSource indemnifies and holds harmless FCB and its Subsidiaries and affiliates for all liabilities, claims, judgments, damages, and expenses arising from or related to the work conducted by MainSource’s contractor, and shall cause the properties investigated (and any other properties impacted by the work) to be repaired and returned to their pre-investigation condition.

5.12                        Governmental Reports and Shareholder Information.  Promptly upon its becoming available, and only to the extent permitted by applicable law and regulation, FCB shall furnish to MainSource one (1) copy of each financial statement, report, notice, or proxy statement sent by FCB to any Governmental Authority or to FCB’s shareholders generally, and of any order issued by any Governmental Authority in any proceeding to which FCB is a party. For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations or properties.

5.13                        Adverse Actions.

(a)                                 FCB shall not knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.01(a), (ii) the Merger failing to qualify as a reorganization within the meaning of Section 368(a) of the Code, (iii) any of the conditions to the Merger set forth in Article VII not being satisfied, (iv) a material violation of any provision of this Agreement or (v) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

(b)                                 MainSource shall not knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.02(a), (ii) the Merger failing to qualify as a reorganization within the meaning of Section 368(a) of the Code, (iii) any of the conditions to the Merger set forth in Article VII not being satisfied, (iv) a material violation of any provision of this Agreement, (v) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation, or (vi) make, declare, pay or set aside for payment any extraordinary or special dividends or distributions on any shares of its capital stock, or amend the MainSource Articles of Incorporation or By Laws or any of the governing documents in a manner that would adversely affect the economic or other benefits of the Merger to the holders of the MainSource Common Stock.

5.14                        Data Processing Agreement.  Prior to the Effective Time, FCB shall take such action with respect to its data processing agreement with Computer Services, Inc., to extend such agreement on a month-to-month basis until the Closing Date or such later date as MainSource shall indicate in a writing to FCB.  The FCB Disclosure Schedule sets forth FCB’s best estimate as of the date of this Agreement of the total termination payment necessary to terminate such data processing agreement, including the calculation used to arrive at such best estimate.

5.15                        [Reserved]

5.16                        Regulatory Approvals.  MainSource shall have primary responsibility for the preparation, filing and costs of all bank regulatory applications required for consummation of the Merger, and shall file such applications as promptly as practicable and, in any event, within 30 days after the execution of this Agreement. MainSource shall provide copies of all applications to FCB prior to filing so as to provide FCB and its counsel sufficient time to review and comment thereon.

MainSource shall provide to FCB’s counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. MainSource shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to MainSource, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

5.17                        SEC Registration.

(a)                                 MainSource shall file with the SEC as promptly as practicable and in the most expeditious manner practicable a Registration Statement on an appropriate form under the 1933 Act covering the shares of MainSource Common Stock to be issued pursuant to this Agreement and shall use reasonable best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to MainSource and FCB, prepared for use in connection with the FCB Meeting, all in accordance with the rules and regulations of the SEC. MainSource shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents or approvals required for the issuance of MainSource Common Stock.

(b)                                 Any materials or information provided by MainSource for use in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.  Any materials or information provided by FCB for use in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

(c)                                  MainSource will list for trading on the NASDAQ Global Market (subject to official notice of issuance) prior to the Effective Time the shares of MainSource Common Stock to be issued in the Merger.

5.18                        Employee Benefit Plans and Other Employee Matters.

(a)                                 Except as otherwise provide in Section 5.18(h) and 5.18(i) below, MainSource shall make available to the officers and employees of FCB or any Subsidiary who continue as employees of FCB or any Subsidiary after the Effective Time (“Continuing Employees”), substantially the same employee benefits, including severance benefits, on substantially the same terms and conditions as MainSource offers to similarly situated officers and employees. Continuing Employees will receive credit for prior service with FCB or its Subsidiaries, or their predecessors, for purposes of eligibility and vesting under the employee benefit plans of MainSource and its Subsidiaries. To the extent that MainSource determines, in its sole discretion, that FCB’s employee benefit plans should be terminated, Continuing Employees shall become eligible to participate in MainSource’s employee benefit plans as soon as reasonably practicable after the plan termination. Continuing Employees who become covered under the health or dental plans of MainSource, shall not be subject to any waiting periods or additional pre-existing condition limitations under the health and dental plans of MainSource or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of FCB. To the extent that the initial period of coverage for Continuing Employees or any Eligible Retirees under any such MainSource employee benefit plans is not a full 12-month period of coverage, Continuing Employees shall be given credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding FCB plan during the balance of such 12-month period of coverage provided that MainSource can obtain, in a manner satisfactory to MainSource, as determined in its sole discretion, the necessary data and provided that the insurer agrees. In the event the insurer does not agree, MainSource shall take all action necessary to ensure that Continuing Employees do not lose the value of the deductibles and co-insurance payments whether that be by continuing the FCB health plan through the end of the applicable plan year or otherwise.

(b)                                 At such time as MainSource shall determine, in its discretion, The First Capital Bank of Kentucky 401(k) Plan (“FCB 401(k) Plan”) shall be merged with and into the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan (“Disposition Date”).  All account balances maintained under the FCB 401(k) Plan shall become fully vested on the day on which the Effective Time occurs.  From the date of this Agreement through the Disposition Date, FCB may continue to make contributions to the FCB 401(k) Plan so long as such contributions are comparable in amount to any past contributions to such Plan.

(c)                                  In accordance with Section 5.18(a) hereof, after the Effective Time, MainSource shall continue to maintain all FCB Plans that are employee welfare benefit and cafeteria plans currently in effect at the Effective Time, until such time as MainSource determines, in its sole discretion, to modify or terminate any or all of those plans. Claims incurred under the employee welfare benefit and cafeteria plans prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.

(d)                                 All Continuing Employees shall be subject to MainSource’s PTO policy as of the Effective Time. FCB or its Subsidiary (as applicable) shall immediately prior to the Effective Time pay all accrued and unused vacation and PTO to all Persons who are employees of FCB and its Subsidiaries as of immediately prior to the Effective Time, in amounts calculated pursuant to the terms of FCB’s vacation and PTO policy.  Prior to the Effective Time FCB shall accrue for all amounts payable pursuant to such vacation and PTO policy.

(e)                                  After the Effective Time, mileage for Continuing Employees’ business-related travel shall be reimbursed according to MainSource’s reimbursement policy for mileage, consistent with the applicable provisions of the Code.

(f)                                   MainSource shall pay certain retention bonuses at such times, in such amounts and to such critical employees of FCB and its Subsidiaries as determined by MainSource in consultation with FCB.

(g)                                  Until the Effective Time, FCB or a Subsidiary of FCB, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. MainSource or a MainSource Subsidiary, whichever is applicable, shall after the Effective Time be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of FCB or a Subsidiary of FCB who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of FCB or a Subsidiary of FCB who incurs a qualifying event before the Effective Time.

(h)                                 Except for the individuals set forth on Schedule 5.18(h), those employees of FCB or any Subsidiary as of the Effective Time whom MainSource or its Subsidiaries elect not to employ after the Effective Time, those employees  who are employed and then terminated within 9 months from the Effective Time (including through an Involuntary Termination), or those employees who voluntary resign employment due to an involuntary relocation of the employee’s principal place of employment to a location which is more than twenty-five (25) miles from the employee’s principal place of employment immediately prior to the Effective Time (“Separated Employees”) shall be entitled to severance benefits equal to two weeks of annual base pay for each year of service (including years of service with FCB and/or any of its Subsidiaries) with a minimum of four weeks of annual base pay and a maximum of 26 weeks of annual base pay.  For the purposes of this subsection, “Involuntary Termination” includes a termination by an employee whose (1) annual base salary is reduced below the employee’s base salary immediately prior to the Effective Time, or (2) total compensation opportunity is not at least ninety percent (90%) of his or her total compensation opportunity immediately prior to the Effective Time.  Effective as of the day following the day which is 9 months after the Effective Time, all Continuing Employees will be entitled to severance benefits equal to those provided by MainSource from time to time to its employees. Nothing in this Section 5.18(h) shall be deemed to limit or modify MainSource’s at-will employment policy.

(i)                                     As of the date of this Agreement, but effective as of the Closing, FCB shall have amended the employment and change in control agreements listed on Schedule 5.18(i) of this Agreement (the “Employment Agreements”) to include, in the case of H. David Hale and Brian C. Karst, a commercially reasonable noncompetition clause, and in the case of all other listed employees, a commercially reasonable non-solicitation clause. To the extent such Agreements do not already so provide, FCB shall also have amended the Employment Agreements listed on Schedule 5.18(i) to provide that in no event may an “excess parachute payment” under Code Section 280G be paid under such agreements.  FCB shall have obtained from each of the individuals with whom FCB or any of its Subsidiaries has an Employment Agreement a settlement agreement, in a form and with such terms as are mutually agreed to by FCB and MainSource and effective as of the Closing, setting forth the method in which his or her rights under the Employment Agreements will be settled in the event such individuals are entitled to payment or benefits (each a “Settlement Agreement”). Immediately prior to the Effective Time, FCB shall make the payments required under the Employment Agreements, Settlement Agreements, or similar agreements, as applicable.

(j)                                    FCB shall terminate all Supplemental Retirement Benefits Agreements (as listed on Schedule 5.18(j) of this Agreement) as of immediately prior to the Effective Time (the “SERP Agreements”).  With respect to each SERP Agreement under which there are any unpaid benefits as of the termination of the SERP Agreement, FCB shall pay in a lump sum on the Closing Date to each Person (other than FCB or its Subsidiary) who was party to a SERP Agreement the amount in cash of such unpaid benefits.

(k)                                 FCB shall terminate The First Capital Bank of Kentucky Stock Option Plan as of the Effective Time.

(l)                                     MainSource shall offer to current FCB officer Brian Karst beginning at the Effective Time the position of Regional Sales Manager over the Southern Indiana and Kentucky mortgage markets of MainSource, upon terms competitive in the market.  MainSource shall offer to current FCB officer Adam Davis beginning at the Effective Time the position of Assistant

Controller of MainSource (to be based in Greensburg, Indiana), upon terms competitive in the market. MainSource will give appropriate consideration to other senior officers of FCB for potential positions with MainSource in MainSource’s Louisville, Kentucky market and with MainSource’s principal office in Greensburg, Indiana.

(m)                             As a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time), FCB, its ERISA Affiliates and their respective successors shall not make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G.

(n)                                 Neither the terms of this Section 5.18 nor the provision of any employee benefits by MainSource or any of its Subsidiaries to employees of FCB or any of its Subsidiaries shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of FCB or any of its Subsidiaries; or (b) prohibit or restrict MainSource or its Subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

5.19                        D&O Insurance.  MainSource shall cause the individuals serving as officers and directors of FCB and First Capital immediately before the Effective Time to be covered for a period of six years from and after the Effective Time by the directors’ and officers’ liability insurance policy maintained by FCB (provided that MainSource may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than FCB’s existing policy) with respect to acts or omissions occurring before the Effective Time; provided, however, that in no event shall MainSource be required to expend pursuant to this Section 5.19 more than an amount per year equal to 150% of the annual premiums paid by FCB as of the Effective Time for such insurance (the “Premium Cap”); provided further, that if the cost exceeds such limit, MainSource shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Premium Cap.

5.20                        Governmental Report and Shareholder Information.  Promptly upon its becoming publicly available, MainSource shall furnish to FCB one copy of each financial statement, report, notice, or proxy statement sent by MainSource to any Governmental Authority or to MainSource’s shareholders generally and of each SEC Report filed by MainSource with the SEC or any successor agency, and of any order issued by any Governmental Authority in any proceeding to which MainSource is a party.

5.21                        Written Opinion of Financial Advisor.  FCB shall take action to cause Sandler O’Neill + Partners, L.P., to provide within ten (10) days after the date of this Agreement its written fairness opinion that the Merger Consideration is fair to the shareholders of FCB from a financial point of view as of the date of this Agreement.

ARTICLE VI

[INTENTIONALLY OMITTED]

ARTICLE VII

CONDITIONS PRECEDENT TO THE MERGER

7.01                        MainSource.  The obligation of MainSource to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by MainSource:

(a)                                 Representations and Warranties at Effective Time.  Each of the representations and warranties of FCB contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of FCB, except for Section 3.03(a) hereof, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of FCB, has had or would result in a Material Adverse Effect on FCB.

(b)                                 Covenants.  Each of the covenants and agreements of FCB shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c)                                  Deliveries at Closing.  MainSource shall have received from FCB at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to MainSource, set forth in Section 10.02(b) hereof.

(d)                                 Registration Statement Effective.  MainSource shall have registered its shares of MainSource Common Stock to be issued to shareholders of FCB in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by MainSource. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e)                                  Regulatory Approvals.  All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of MainSource reasonably determines in good faith would reduce the benefits of the transactions contemplated hereby to such a degree that MainSource would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

(f)                                   Shareholder Approval.  The shareholders of FCB shall have approved and adopted this Agreement as required by applicable law and FCB’s Articles of Incorporation and the Dissenting Shares shall represent no more than ten percent (10.0%) of the outstanding shares of FCB Common Stock.

(g)                                  Officers’ Certificate.  FCB shall have delivered to MainSource a certificate signed by its President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of FCB contained in Article III are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.01(a) above; (ii) all the covenants of FCB have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) FCB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h)                                 Tax Opinion.  The Board of Directors of MainSource shall have received a written opinion of the law firm of Smith Amundsen LLC, dated as of the Effective Time, in form and content reasonably satisfactory to MainSource, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under Section 368(a) of the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of FCB (except to the extent that cash is received as a part of the Merger Consideration).  In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i)                                     Material Proceedings.  None of MainSource, FCB, or either of their Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

(j)                                    Listing.  The shares of MainSource Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(k)                                 280G Opinion.  MainSource shall have received a letter of tax advice, in a form satisfactory to MainSource, from FCB’s outside, independent certified public accountants to the effect that any amounts that are paid by FCB before the Effective Time, or required under the Employment Agreements, Settlement Agreements, SERP Agreements, FCB Stock Options, other agreements or arrangements existing prior to the Effective Time, or this Agreement (or other plans or agreements entered into in connection with this Agreement) to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of FCB, its Subsidiaries or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.

(l)                                     Resignation of Directors and Officers of First Capital.  MainSource shall have received the written resignation of all of the directors of First Capital as directors of First Capital, and the written resignation of all of the officers of First Capital as officers of First Capital.

(m)                             Settlement Agreements and FCB Stock Options.  MainSource shall have received executed copies of the Settlement Agreements and cancellation agreements with respect to the FCB Stock Options, as contemplated by Section 2.01(b), all of which shall be in full force and effect.

(n)                                 Notice of Termination of Data Processing Agreement.  If requested by MainSource, First Capital shall have provided notice of termination to Computer Services, Inc. under that certain Data Processing Agreement, dated March 2, 2014 (including related exhibits and schedules), as amended, between First Capital and Computer Services, Inc. (the “Data Processing Agreement”).

7.02                        FCB.  The obligation of FCB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by FCB:

(a)                                 Representations and Warranties at Effective Time.  Each of the representations and warranties of MainSource contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of MainSource shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of MainSource, has had or would result in a Material Adverse Effect on MainSource.

(b)                                 Covenants.  Each of the covenants and agreements of MainSource shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c)                                  Deliveries at Closing.  FCB shall have received from MainSource at the Closing the items and documents, in form and content reasonably satisfactory to FCB, listed in Section 10.02(a) hereof.

(d)                                 Registration Statement Effective.  MainSource shall have registered its shares of MainSource Common Stock to be issued to shareholders of FCB in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by MainSource. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e)                                  Regulatory Approvals.  All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(f)                                   Shareholder Approvals.  The shareholders of FCB shall have approved and adopted this Agreement as required by applicable law and FCB’s Articles of Incorporation.

(g)                                  Officers’ Certificate.  MainSource shall have delivered to FCB a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of MainSource contained in Article IV are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.02(a) above; (ii) all the covenants of MainSource have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) MainSource has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h)                                 Tax Opinion.  The Board of Directors of FCB shall have received a written opinion of the law firm of Smith Amundsen LLC, dated as of the Effective Time, in form and content reasonably satisfactory to FCB, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under Section 368(a) of the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of FCB (except to the extent that cash is received as a part of the Merger Consideration). In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i)                                     Listing.  The shares of MainSource Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(j)                                    Material Proceedings.  None of MainSource, FCB, or any Subsidiary of MainSource or FCB, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

ARTICLE VIII

TERMINATION OF MERGER

8.01                        Termination.  This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:

(a)                                 by the mutual written consent of MainSource and FCB;

(b)                                 by either of FCB or MainSource by written notice to the other:

(i)                                          if the Agreement and the Merger are not approved by the requisite vote of the shareholders of FCB at the FCB Meeting;

(ii)                                       if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment or injunction or taken any other action that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable or if any consent or approval of any Governmental Authority whose consent or approval is required to consummate the Merger has been denied and such denial has become final and non-appealable; or

(iii)                                    if the consummation of the Merger shall not have occurred on or before September 30, 2017 (the “Outside Date”), except as extended by mutual agreement of the parties; provided that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose breach of any provision of this Agreement causes the failure of the Merger to occur on or before the Outside Date;

(c)                                  by written notice from MainSource to FCB, if:

(i)                                          any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to the Outside Date;

(ii)                                       FCB breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by FCB within 20 business days after FCB’s receipt of written notice of such breach from MainSource; or

(iii)                                    there has been a Material Adverse Effect on FCB on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement;

(d)                                 by written notice from FCB to MainSource if:

(i)                                          any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to the Outside Date;

(ii)                                       MainSource breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02 and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by MainSource within 20 business days after MainSource’s receipt of written notice of such breach from FCB;

(iii)                                    there has been a Material Adverse Effect on MainSource on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement; or

(iv)                                   FCB intends to enter into an agreement relating to a Superior Proposal in accordance with Section 5.06; provided, however, that FCB has (i) not materially breached the provisions of Section 5.06, and (ii) complied with its payment obligation under Section 8.02(b);

(e)                                  by written notice of MainSource to FCB:

(i)                                          if the FCB Board of Directors shall fail to include its recommendation to approve the Merger in the proxy statement/prospectus;

(ii)                                       in the event of an Adverse Recommendation Change or an Adverse Recommendation Change Notice;

(iii)                                    if the FCB Board shall approve any Acquisition Proposal or publicly recommend that the holders of FCB Common Stock accept or approve any Acquisition Proposal;

(iv)                                   if FCB shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal; or

(v)                                      except when such a reaffirmation would be inappropriate in the context of matters subject to the terms of Section 5.06 of this Agreement, if the FCB Board fails to publicly reaffirm its recommendation of this Agreement, the Merger or the other transactions contemplated by this Agreement within five business days of a written request by MainSource to provide such reaffirmation.

(f)                                   by written notice by MainSource to FCB if a quorum could not be convened at the meeting of shareholders of FCB contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date; or

(g)                                  by written notice of FCB to MainSource if both of the following conditions are satisfied at any time during the five day period commencing on the Determination Date, such termination to be effective on the tenth day following the Determination Date:

(i)                                          the MainSource Market Value on the Determination Date is less than $24.37; and

(ii)                                       the number obtained by dividing the MainSource Market Value by the Initial MainSource Market Value shall be less than the Index Ratio minus 0.15; Subject, however, to the following:  If FCB elects to exercise its termination right pursuant to this Section 8.01(g), it shall give prompt written notice thereof to MainSource. During the five business day period commencing with its receipt of such notice, MainSource shall have the option to increase the Exchange Ratio to equal the lesser of (x) a quotient, the numerator of which is equal to the product of the Initial MainSource Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.15 and the denominator of which is equal to the MainSource Market Value on the Determination Date; or (y) the quotient determined by dividing the Initial MainSource Market Value by the MainSource Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If within such five business day period, MainSource delivers written notice to FCB that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies FCB of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.01(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).  If MainSource or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.01(g).

For purposes of this Section 8.01(g), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).”

“Final Index Price” means the average of the daily closing value of the Index for the twenty consecutive trading days immediately preceding the Determination Date.”

“Index” means the NASDAQ Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the NASDAQ Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial MainSource Market Value” means $30.46, adjusted as indicated in the last sentence of this Section 8.01(g).

“Initial Index Price” means 3,787.84, which is the closing value of the Index on the last business day prior to the date of this Agreement.

“MainSource Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of MainSource Common Stock as reported on the NASDAQ Global Market for the twenty (20) consecutive trading days immediately preceding such specified date.

8.02                        Effect of Termination.

(a)                                 Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of MainSource or FCB and each of their respective directors, officers, employees, advisors, agents, or shareholders and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in this Section 8.02 and Section 11.11, which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing contained in this Section 8.02(a), except for the fees payable pursuant to subsections (b), (c) or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

(b)                                 FCB shall pay to MainSource an amount in cash equal to $2,000,000 (the “Primary Termination Fee”) if:

(i)                                     this Agreement is terminated by MainSource pursuant to Section 8.01(e); or

(ii)                                  this Agreement is terminated by either party pursuant to Section 8.01(b)(i) and (A) prior to the date of such termination, an Acquisition Proposal was received by FCB and made known to the shareholders of FCB or publicly available, and (B) prior to the date that is twelve months after such termination, FCB or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated; provided, however, that in such case FCB shall only be liable to pay MainSource the amount of the Termination Fee less the amount of any MainSource Expenses previously paid to MainSource pursuant to Section 8.02(d) by FCB; or

(iii)                               this Agreement is terminated by either party pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is twelve months after such termination, FCB or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated.

(c)                                  [Reserved]

(d)                                 FCB shall pay to MainSource an amount in cash equal to $500,000 (the “Secondary Termination Fee”) if this Agreement is terminated by MainSource pursuant to Section 8.01(c)(ii) of this Agreement, unless such termination is based on a breach by FCB of its representation in Section 3.11(b).

(e)                                  MainSource shall pay to FCB the Secondary Termination Fee if this Agreement is terminated by FCB pursuant to Section 8.01(d)(ii) of this Agreement.

(f)                                   For the avoidance of doubt, if multiple termination events occur under Section 8.02(b) that trigger payment of the Primary Termination Fee, FCB shall only be liable to pay the Primary Termination Fee one time.  If multiple events occur under this Section 8.02 such that FCB is required to pay the Secondary Termination Fee under Section 8.02(d) and is required to pay the Primary Termination Fee under Section 8.02(b), MainSource shall not be entitled to recover under both Section 8.02(b) and 8.02(d). Any

                                                Primary Termination Fee or Secondary Termination Fee due under Section 8.02(b) or 8.02(d) (as applicable) shall be paid by FCB by wire transfer of same day funds:

(i)                                     in the case of Section 8.02(b)(i) or 8.02(d), concurrently with such termination;

(ii)                                  in the case of Section 8.02(b)(ii) or Section 8.02(b)(iii), on the earlier of the date FCB enters into such Acquisition Agreement or consummates such Acquisition Proposal.

Any Secondary Termination Fee due under Section 8.02(e) shall be paid by MainSource by wire transfer of same day funds concurrently with such termination.

(g)                                  In the event that FCB owes the Primary Termination Fee or Secondary Termination Fee to MainSource pursuant to Section 8.02(b) or 8.02(d) (as applicable) or in the event that MainSource owes Secondary Termination Fee to FCB pursuant to Section 8.02(e), then the payment of such amount shall be the sole and exclusive remedy for those termination events and shall constitute liquidated damages (it being understood that, where events occur that would require FCB to pay both the Primary Termination Fee and the Secondary Termination Fee, the Primary Termination Fee shall be the sole and exclusive remedy). FCB and MainSource acknowledge that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither MainSource nor FCB would not have entered into this Agreement. Accordingly, if FCB or MainSource (as applicable) fails promptly to pay the amounts due pursuant to this Section 8.02, and, in order to obtain such payment, FCB or MainSource (as applicable) commences a suit that results in a judgment against FCB or MainSource (as applicable) for the amounts set forth in this Section 8.02, FCB or MainSource (as applicable) shall pay to MainSource or FCB (as applicable) its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.02 at the national prime rate in effect on the date such payment was required to be made.

ARTICLE IX

EFFECTIVE TIME OF THE MERGER

Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective on the day and at the time (the “Closing Date”) specified in the Articles of Merger of MainSource and FCB as filed with the Indiana Secretary of State and the Kentucky Secretary of State (the “Effective Time”). Unless otherwise mutually agreed to by the parties hereto, the Effective Time will occur on the fifth business day following (a) the fulfillment of all conditions precedent to the Merger set forth in Article VII of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger.

ARTICLE X

CLOSING

10.01                 Closing Date and Place.  So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place at the Effective Time at a location to be agreed upon by MainSource and FCB.

10.02                 Deliveries.

(a)                                 At the Closing, MainSource will deliver to FCB the following:

(i)                                     the officers’ certificate contemplated by Section 7.02(g) hereof;

(ii)                                  copies of all approvals by government regulatory agencies necessary to consummate the Merger;

(iii)         copies of the resolutions adopted by the Board of Directors of MainSource certified by the Secretary of MainSource relative to the approval of this Agreement and the Merger;

(iv)                              the tax opinion required by Section 7.02(h) hereof; and

(v)                                 such other documents as FCB or its legal counsel may reasonably request.

(b)                                 At the Closing, FCB will deliver to MainSource the following:

(i)                                     the officers’ certificate contemplated by Section 7.01(g) hereof;

(ii)          copies of the resolutions adopted by the Board of Directors and shareholders of FCB certified by the Secretary of FCB relative to the approval of this Agreement and the Merger;

(iii)                               the tax opinion required by Section 7.01(h) hereof;

(iv)                              the letter of tax advice required by Section 7.01(k) hereof;

(v)                                 the resignations required by Section 7.01(l) hereof;

(vi)                              the Settlement Agreements and FCB Stock Options cancellations required by Section 7.01(m) hereof;

(vii)                           the notice of termination of the Data Processing Agreement required by Section 7.01(n) hereof; and

(viii)                        other documents as MainSource or its legal counsel may reasonably request.

ARTICLE XI

MISCELLANEOUS

11.01                 Effective Agreement.  This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. The representations, warranties, covenants and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, except for Sections 1.01(b), 5.18(h), and 11.08 hereof, other than the right of FCB, on behalf of its shareholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02(a) hereof.

11.02                 Waiver; Amendment.

(a)                                 The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

(b)                                 This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

11.03                 Notices.  All notices, requests and other communications hereunder will be in writing (which will include e-mail communication) and will be deemed to have been duly given if delivered by hand and receipted for, delivered by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service; or on the date sent by e-mail (with confirmation of transmission) if sent during normal business hours of the recipient (or on the next Business Day if sent after normal business hours of the recipient) as follows:

If to MainSource:	with a copy to (which will not constitute notice):

MainSource Financial Group, Inc.	Smith Amundsen LLC
2105 North State Road 3 Bypass	201 North Illinois Street, Suite 1400
Greensburg, Indiana 47240	Indianapolis, Indiana 46204
ATTN: Archie M. Brown, Jr.,	ATTN: John W. Tanselle
Chairman, President and CEO	Email: jtanselle@salawus.com
ATTN: Karen B. Woods,
EVP Corporate Counsel &
Chief Risk Officer
Email: abrown@mainsourcefinancial.com
Email: kbwoods@mainsourcefinancial.com

If to FCB:	with a copy to (which will constitute notice):

FCB Bancorp, Inc.	Frost Brown Todd LLC
293 North Hubbards Lane	400 W. Market Street, 32nd Floor
Louisville, KY 40207	Louisville, KY 40202
ATTN: H. David Hale, Chairman,	ATTN: R. James Straus
President and CEO	ATTN: James A. Giesel
ATTN: Brian G. Karst,	Email: jstraus@fbtlaw.com
Executive Vice President and COO	Email: jgiesel@fbtlaw.com
Email: hdh1st@aol.com
Email: bkarst@fcbok.com

or such substituted address or Person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by email on the date sent (upon confirmation of transmission) if sent during normal business hours or on the next business day if sent after normal business hours.

11.04                 Headings.  The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

11.05                 Severability.  In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

11.06                 Counterparts.  This Agreement may be executed in any number of counterparts and by PDF copy, each of which will be an original, but such counterparts shall together constitute one and the same instrument.

11.07                 Governing Law; Enforcement; Specific Performance; Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Agreement shall be filed, tried and litigated only in the Circuit or Superior Courts of Marion County, Indiana or the United States District Court for the Southern Division. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity.

WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTION AGREEMENTS.

11.08                 Indemnification.

(a)                                 All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of FCB and its Subsidiaries as provided in its charters, articles of incorporation, or by-laws and any existing indemnification agreements or arrangements of FCB described in the FCB Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such individuals, and shall be honored by MainSource from and after the Effective Time (in the same manner FCB would have been required to honor such rights prior to the Effective Time), with respect to acts or omissions of such individuals occurring or alleged to occur at or prior to the Effective Time.

(b)                                 MainSource shall cause any successor, whether by consolidation, merger or transfer of substantially all of its properties or assets, to comply with its obligations under this Section 11.08. The provisions of this Section 11.08 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each party entitled to indemnification and other rights under as provided in FCB’s charters, articles of incorporation, or by-

                                                laws and any existing indemnification agreements or arrangements of FCB described in the FCB Disclosure Schedule and other Person named herein and his or her heirs and representatives.

11.09                 Entire Agreement.  This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the Confidentiality Agreement dated March 22, 2016, by and between FCB and MainSource (the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

11.10                 Survival of Representations, Warranties or Covenants.  Except as set forth in the following sentence, none of the representations, warranties or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter MainSource, FCB and all the respective directors, officers and employees of MainSource and FCB will have no further liability with respect thereto. The covenants contained in Section 8.02 shall survive termination of this Agreement. The covenants contained in Sections 1.01(b), 5.18(h), and 11.08 shall survive the Effective Time.

11.11                 Expenses.  Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby, except that MainSource shall pay and bear the cost of (a) each regulatory filing, notification, registration or similar fee required to be paid by any part in connection with this Agreement and the transactions contemplated by this Agreement under the applicable securities laws, banking laws, and other applicable laws, and (b) any fees and expenses (excluding each party’s internal costs and fees and expenses of attorneys, accountants and financial and other advisors) incurred in respect of printing, filing and mailing of the Registration Statement and the proxy statement/prospectus associated with the Registration Statement, or any reaffirmation by the FCB Board pursuant to Section 8.01(e)(v).

11.12                 Certain References.  Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine and neuter genders. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term “business day” will mean any day except Saturday and Sunday when MainSource Bank, in Greensburg, Indiana, is open for the transaction of business.

11.13                 Disclosure Schedules.  The mere inclusion of an item in a party’s Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by such party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect. Further, while each party will use commercially reasonable efforts to specifically reference each Section of this Agreement under which such disclosure is made pursuant to such party’s Disclosure Schedule, any information disclosed with respect to one Section shall be deemed to be disclosed for purposes of any other Section of this Agreement in such party’s Disclosure Schedule.

[Signature Page Follows]

IN WITNESS WHEREOF, MainSource and FCB have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

MAINSOURCE:

MainSource Financial Group, Inc.

By:	/s/ Archie M. Brown, Jr.
Archie M. Brown, Jr., Chairman, President and CEO

FCB:

FCB Bancorp, Inc.

By:	/s/ H. David Hale
H. David Hale, Chairman, President and CEO

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER BETWEEN

FCB BANCORP, INC. AND MAINSOURCE FINANCIAL GROUP, INC.]